Contact

davidcroudace@gmail.com

www.linkedin.com/in/
davidcroudace (LinkedIn)

Top Skills

Financial Modeling

Valuation

Business Strategy

Languages

Japanese

Afrikaans

Certifications

blasting-off-with-bootstrap

Delta Croudace

Revenue and Finance at Abstinence Spirits

Oakland, California, United States

Summary

Experienced Category Manager with a demonstrated history of
working in the internet industry. Skilled in Business Development,
Business Planning, Entrepreneurship, Analytical Skills, and
Finance. Strong operations professional with an MBA focussed in
Management and Entrepreneurship from Cornell University.

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Experience

Abstinence Spirits
VP, Revenue & Finance
June 2023 - Present (1 year 6 months)
Oakland, California, United States

Extend
2 years 10 months

Sr. Director, Programs
July 2022 - June 2023 (1 year)
San Francisco Bay Area

Director, Programs
August 2021 - June 2022 (11 months)
San Francisco Bay Area

Sr. Manager, Programs
September 2020 - July 2021 (11 months)
San Francisco Bay Area

Walmart eCommerce
3 years 11 months

Sr. Category Manager, Warranties and Home Services
February 2019 - August 2020 (1 year 7 months)
San Francisco Bay Area

Category Manager, Warranties
August 2018 - February 2019 (7 months)

San Francisco Bay Area

Retail Finance Manager
October 2016 - July 2018 (1 year 10 months)
San Francisco Bay Area

Best Buy
SFA, Retail Finance
July 2015 - September 2016 (1 year 3 months)
Greater Minneapolis-St. Paul Area

Sound Reading Solutions
Chief Executive Officer
October 2012 - March 2015 (2 years 6 months)
Greater Minneapolis-St. Paul Area

Sidaro Ltd
Business Analyst
April 2009 - March 2010 (1 year)
London, United Kingdom

Barclays Wealth
Multi-Manager Fund Administrator
March 2008 - January 2009 (11 months)
London, United Kingdom

Sendai Board of Education
Assistant Language Teacher - JET Program
July 2005 - July 2007 (2 years 1 month)

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Education

Cornell University - S.C. Johnson Graduate School of Management
MBA, Consulting and Entrepreneurship · (2010 - 2012)

University of Cape Town
B.Com, Accounting, Finance and Management · (2001 - 2004)

Kearsney College
· (1995 - 2000)